Exhibit 3.1
THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ALLION HEALTHCARE, INC.
     ALLION HEALTHCARE, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
     1. The name of the Corporation is ALLION HEALTHCARE, INC. The Corporation was originally incorporated under the name The Care Group, Inc. The Corporation filed its original Certification of Incorporation with the Secretary of State of the State of Delaware on February 3, 1989.
     2. This Third Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.
     3. The Amended and Restated Certificate of Incorporation of the Corporation is amended and restated and shall read in its entirety as follows:
ARTICLE I
     The name of the Corporation is Allion Healthcare, Inc.
ARTICLE II
     The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.
ARTICLE III
     The registered office of the Corporation in Delaware is 2711 Centerville Road, Suite 400, New Castle County, Wilmington, Delaware 19808, and the name of its registered agent is The Corporation Service Company.
ARTICLE IV
     4.1 The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred million (100,000,000) shares, consisting of eighty million (80,000,000) shares of Common Stock, par value $.001 per share (the “Common Stock”), and twenty million (20,000,000) shares of Preferred Stock, par value $.001 per share (the “Preferred Stock”).
     4.2 Subject to the terms contained in this Third Amended and Restated Certificate of Incorporation, Preferred Stock may be issued from time to time (1) in one or more series, with such distinctive serial designations; and (2) may have such voting powers, full or limited, or may be without voting powers; and (3) may be subject to redemption at such time or times and at such prices; and (4) may be entitled to receive dividends (which may be cumulative or non-cumulative) at such rate or rates, on such conditions, and at such times and payable in preference to, or in such rate or rates, on such conditions, and at such times and payable in preference to, or in such relation to, the dividends payable on any other class or classes or assets of the Corporation; and (5) may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation, at such price or prices or at such rates of exchange, and with such adjustments; and (6) shall have such other relative, participating, optional and other special rights and qualifications, limitations or restrictions thereof, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the issue of such Preferred Stock from time to time adopted by the Board of Directors of the Corporation (the “Board”) pursuant to authority to do so which is hereby expressly vested in the Board.
ARTICLE V
     The Board, which shall initially consist of three (3) members, is expressly authorized to adopt, amend or repeal By-laws, subject to the reserved power of the stockholders to amend and repeal any By-laws adopted by the Board.
ARTICLE VI
     Unless and except to the extent that the By-laws shall so require, the election of directors of the Corporation need not be by written ballot.
ARTICLE VII
     The Corporation will not issue nonvoting equity securities to the extent that such issuance is prohibited by Section 1123 of the Bankruptcy Code as in effect on the effective date of the bankruptcy, provided, however, that this Article VII (a) shall have no further force and effect beyond that required under Section 1123 of the Bankruptcy Code, (b) will have such force and effect, if any, only for as long as such section is in effect and applicable to the Corporation, and (c) in all events, may be amended or eliminated in accordance with applicable law as from time to time in effect.
ARTICLE VIII
     Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section

279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directors. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement, and to any reorganization of the Corporation as a consequence of such compromise or arrangement, and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all of the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.
ARTICLE IX
     No person who is or was a director of the Corporation shall be personally liable to the Corporation for monetary damages for breach of the fiduciary duty as a director unless, and only to the extent that, such directors is liable (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or any amendment thereto or successor provisions thereto, or (iv) for any transaction for which the director derived an improper personal benefit. No amendment to, repeal or adoption of any provision of the Amended and Restated Certificate of Incorporation inconsistent with this article shall apply to or have any effect on the liability of any director of the Corporation for or which respect to any acts or omissions of such director occurring prior to such amendment repeal, or adoption of an inconsistent provision.
     IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Michael P. Moran, its Chairman of the Board, Chief Executive Officer, and President as of this 2nd day of July, 2008.

By:	/s/ Michael P. Moran
Michael P. Moran
Chairman of the Board, Chief Executive Officer, and President

CERTIFICATE OF DESIGNATION OF
SERIES A-1 PREFERRED STOCK
OF
ALLION HEALTHCARE, INC.
Pursuant to Section 151 of the
General Corporation Law of the State of Delaware
     Allion Healthcare, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies that, pursuant to (i) the authority conferred upon the board of directors (the “Board of Directors”) by the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) and (ii) the provisions of Section 151 of the General Corporation Law, the Board of Directors duly adopted a resolution on March 13, 2008, which resolution is as follows:
     RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors does hereby create a series of the presently authorized shares of Preferred Stock of the Corporation. The shares of such series shall be designated “Series A-1 Preferred Stock” and shall have a par value of $0.001 per share. The designations, preferences and other rights of Series A-1 Preferred Stock authorized hereunder and the qualifications, limitations and restrictions of such preferences and rights are as follows:
1. Designation and Number. A series of Preferred Stock of the Corporation, designated “Series A-1 Preferred Stock,” is hereby established. The number of shares of Series A-1 Preferred Stock authorized shall be Ten Million (10,000,000).
2. Dividend Provisions.
     (a) The holders of shares of Series A-1 Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefore, at a rate per share of 18% per annum of the Original Issue Price (as defined in Section 3(a) below); provided, however, that no dividends shall be paid, whether accrued or not accrued, in the event that the Series A-1 Preferred Stock converts into shares of the Corporation’s $0.001 par value Common Stock (“Common Stock”). Subject to the foregoing, dividends shall accrue until a Liquidation Event (as defined below). The Corporation shall not be obligated to pay holders of Series A-1 Preferred Stock any interest or sum of money in lieu of interest on any dividend accrued but not yet paid to the holders of Series A-1 Preferred Stock.
     (b) No dividends (other than, subject to Section 7 of this Certificate of Designation, those payable solely in the Common Stock of the Corporation) shall be paid on any shares of Common Stock of the Corporation (or junior series of preferred stock, if any) during any fiscal year of the Corporation until dividends on the Series A-1 Preferred Stock shall have been paid during that fiscal year and any prior years in which dividends have accrued but remain unpaid. Following any such payment or declaration, the holders of any shares of Common Stock shall be entitled to receive dividends, payable out of funds legally available therefore, when, as and if declared by the Board of Directors, subject to the provisions of Section 7 this Certificate of Designation.
3. Liquidation Preference.
     (a) In the event of any Liquidation Event (as defined in Section 3(c) below), either voluntary or involuntary, the holders of each share of Series A-1 Preferred Stock shall be entitled to receive prior and in preference to any distribution of the proceeds of such Liquidation Event (the “Proceeds”) to the holders of Common Stock (or junior series of preferred stock, if any) by reason of their ownership thereof, an amount per share equal to the greater of (i) the sum of the applicable Original Issue Price (as defined below) for such shares of Series A-1 Preferred Stock, plus accrued but unpaid dividends on such shares, or (ii) the sum of the amount that would be payable for such shares of Series A-1 Preferred Stock as if such holder’s shares of Series A-1 Preferred Stock had been converted to Common Stock immediately prior to the Liquidation Event. If, upon a distribution pursuant to subsection (a)(i), the Proceeds thus distributed among the holders of the Series A-1 Preferred Stock shall be insufficient to permit payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed equally and ratably among the holders of the Series A-1 Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under subsection (a)(i). “Original Issue Price” shall mean $5.50 per share for each share of the Series A-1 Preferred Stock (as adjusted equitably for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).
     (b) Upon completion of the distribution described in subsection (a)(i) of this Section 3, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.
(c) (i) A “Liquidation Event” shall include a transaction or series of related transactions that result in (A) the closing of the sale, transfer or other disposition of all or substantially all of the Corporation’s assets, (B) the consummation of a merger or consolidation of the Corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Corporation or the surviving or acquiring entity), (C) the sale or transfer in one or in a series of related transactions of 50% or more of the capital stock of the Corporation to any holder or group of related holders, excluding the transactions pursuant to which this Series A-1 Preferred Stock is issued, or (D) the liquidation, dissolution or winding up of the Corporation. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of at least fifty-one percent (51%) of the outstanding Series A-1 Preferred Stock.
     (ii) Upon any Liquidation Event, if the Proceeds include items other than cash, the value of such items will be their fair market value as determined in good faith by a nationally recognized appraisal firm selected by the holders of a majority of the outstanding shares of Series A-1 Preferred Stock and reasonably acceptable to the Board of Directors of the Corporation (the fees paid to such appraisal firm shall be borne by the Corporation), provided that any securities shall be valued as follows:
(A)	If traded on a securities exchange or through the Nasdaq National Market or another national securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the ten (10) trading-day period ending one (1) trading day prior to the closing of the Liquidation Event;

(B)	If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the ten (10) trading-day period ending one (1) trading day prior to the closing of the Liquidation Event;

(C)	If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by a nationally-recognized appraisal firm selected by the holders of a majority of the outstanding shares of Series A-1 Preferred Stock and reasonably acceptable to the Board of Directors of the Corporation (the fees paid to such appraisal firm shall be borne by the Corporation); and

(D)	The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event may be superceded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.
     (iii) The Corporation shall give each holder of record of Series A-1 Preferred Stock written notice of such impending Liquidation Event not later than thirty (30) days prior to the stockholders’ meeting called to approve such transaction, or thirty (30) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders reasonable notice of any material changes. The transaction shall in no event take place sooner than thirty (30) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; provided, however, subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Series A-1 Preferred Stock that represent at least fifty-one percent (51%) of the outstanding shares of such Series A-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).
4. Redemption. The shares of Series A-1 Preferred Stock shall not be redeemable.

5. Conversion. The Series A-1 Preferred Stock shall convert in accordance with the provisions of this Section 5.
     (a) Conversion Ratio. Each share of Series A-1 Preferred Stock shall convert on the Stockholder Approval Date (as defined below) into such number of duly and validly issued, fully paid and nonassessable shares of Common Stock as is determined by the Conversion Ratio (as defined below) applicable on the Stockholder Approval Date. “Conversion Ratio” means one (1) share of Common Stock for one (1) share of Series A-1 Preferred Stock, or as such Conversion Ratio may be adjusted in accordance with the provisions of this Section 5. “Stockholder Approval Date” means the date of approval by the holders of Common Stock of the conversion set forth herein, and such approval shall be in accordance with applicable law and the rules and regulations of any securities exchange on which the Common Stock of the Corporation is then listed.
     (b) Automatic Conversion. All shares of Series A-1 Preferred Stock shall automatically convert into shares of Common Stock on the Stockholder Approval Date at the applicable Conversion Ratio (the “Automatic Conversion”). Upon the Automatic Conversion, any holder of Series A-1 Preferred Stock shall thereafter surrender its certificate(s) representing shares of Series A-1 Preferred Stock at the principal executive office of the Corporation and the Corporation shall promptly issue a new certificate for the number of shares of Common Stock to which such holder is entitled. Failure of any holder to effect the exchange of its certificate representing shares of Series A-1 Preferred Stock for a certificate representing shares of Common Stock shall not affect the Automatic Conversion of such holder’s shares of Series A-1 Preferred Stock into shares of Common Stock.
     (c) Conversion Ratio Adjustments of Series A-1 Preferred Stock for Certain Splits and Combinations. The Conversion Ratio of the Series A-1 Preferred Stock shall be subject to adjustment from time to time as follows:
     (i) In the event the Corporation should at any time or from time to time after the date hereof fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Ratio shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series A-1 Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.
     (ii) If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common

Stock, then, following the record date of such combination, the Conversion Ratio shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.
     (d) Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 5(c)(i), then, in each such case for the purpose of this subsection 5(d), the holders of Series A-1 Preferred Stock shall be entitled upon conversion thereof to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series A-1 Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.
     (e) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 5 or in Section 3), provision shall be made so that the holders of the Series A-1 Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A-1 Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of the Series A-1 Preferred Stock after the recapitalization to the end that the provisions of this Section 5 (including adjustment of the Conversion Ratio then in effect) shall be applicable after that event as nearly equivalently as may be practicable.
     (f) No Impairment. The Corporation will not by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be reasonably appropriate in order to protect the rights of the holders of the Series A-1 Preferred Stock under this Section 5 against impairment.
     (g) No Fractional Shares; Certificate as to Adjustments.
     (i) No fractional shares shall be issued upon the conversion of any share or shares of the Series A-1 Preferred Stock, and the aggregate number of shares of Common Stock to be issued upon such conversion to particular stockholders shall be rounded down to the nearest whole share. The Corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A-1 Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

     (ii) Upon the occurrence of each adjustment or readjustment of the Conversion Ratio of Series A-1 Preferred Stock pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A-1 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A-1 Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment or readjustment, (B) the Conversion Ratio for such series of Series A-1 Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that on the date of such certificate would be received upon the conversion of a share of Series A-1 Preferred Stock.
     (h) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, the Corporation shall mail to each holder of Series A-1 Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.
     (i) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A-1 Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A-1 Preferred Stock.
     (j) Notices. Any notice required by the provisions of this Section 5 to be given to the holders of shares of Series A-1 Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his or her address appearing on the books of the Corporation.
6. Voting Rights. Except as required by law or as set forth herein, the holders of Series A-1 Preferred Stock shall have no voting rights.
7. Protective Provisions. The Corporation shall not (by amendment, merger, consolidation or otherwise and either directly or through a subsidiary) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least fifty-one percent (51%) of the then outstanding shares of Series A-1 Preferred Stock:
     (a) alter or change the rights, preferences or privileges of the shares of Series A-1 Preferred Stock;
     (b) increase or decrease (other than by conversion) the total number of authorized or issued shares of Series A-1 Preferred Stock;

     (c) authorize or issue, or obligate itself to issue, any equity security (including any other security convertible into or exercisable for any such equity security) having a preference over or on parity with the Series A-1 Preferred Stock with respect to dividends or liquidation;
     (d) amend the Corporation’s Certificate of Incorporation or Bylaws in a manner that is detrimental to the rights of the holders of Series A-1 Preferred Stock;
     (e) redeem, purchase or otherwise acquire any shares of Common Stock or any series of preferred stock other than the Series A-1 Preferred Stock, if any;
     (f) declare, make or pay any distribution or dividend with respect to the Common Stock or any series of preferred stock other than the Series A-1 Preferred Stock, if any; or
     (g) enter into any agreement or commitment or otherwise become bound or obligated to do or perform any of the foregoing actions.
8. Status of Converted Stock. Any shares of Series A-1 Preferred Stock that shall at any time have been converted shall resume the status of authorized but unissued shares of Preferred Stock, without designation as to series, until such shares are once more designated as part of a particular series by the Board of Directors.
[Signature on Following Page]

     IN WITNESS WHEREOF, Allion Healthcare, Inc. has caused this Certificate of Designation of Series A-1 Preferred Stock to be signed by Michael P. Moran, its Chief Executive Officer, this 2nd day of July, 2008.

ALLION HEALTHCARE, INC.

By:	/s/ Michael P. Moran
Michael P. Moran
Chief Executive Officer
[Signature Page to Certificate of Designation]